Exhibit 12.2
SUNOCO LOGISTICS PARTNERS OPERATIONS, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratio amounts)
(Unaudited)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Fixed Charges:
Interest expense, net	$142	$157	$141	$76	$77
Capitalized interest	172	111	76	79	21
Interest charges included in rental expense	12	7	7	6	4
Total fixed charges	326	275	224	161	102
Earnings:
Income from continuing operations before income tax expense and noncontrolling interest	1,142	695	386	275	540
Less: equity in earnings of unconsolidated affiliates	(88)	(39)	(24)	(25)	(21)
Total earnings	1,230	734	410	300	561
Add:
Fixed charges	326	275	224	161	102
Amortization of capitalized interest	5	4	3	1	1
Distributed income of equity investees	85	25	23	15	14
Less:
Interest capitalized	(172)	(111)	(76)	(79)	(21)
Income available for fixed charges	$1,474	$927	$584	$398	$657

Ratio of earnings to fixed charges	4.52	3.37	2.61	2.47	6.44